82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

02049845

August 29, 2002

PRESS RELEASE

GGL ANNOUNCES FINANCING TOTALLING $300,000

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to announce that the Company has arranged financing of $300,000 by way of a private placement of 1,500,000 common shares at $0.20 per share to close on or about September 15, 2002. The subscription proceeds will be used by the Company to cover ongoing corporate, regulatory and administrative costs, to provide funds to carry out exploration programs on the Company's properties and for working capital. The Company will pay a cash finders fee of 8% of the subscription proceeds. The financing is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

9/10

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

PRESS RELEASE

GGL Diamond completes first phase of heavy mineral sampling and readies for drilling in August/September

VANCOUVER, BC. – August 15, 2002 -- Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX Venture)** today provided an update on recent and planned diamond exploration activities in the Northwest Territories, which reflects the Company's continuing long-term efforts and serious possibilities for finding diamondiferous kimberlite.

GGL crews have just completed the collection of a total of 30,000 pounds (or 13,525 kgs.) of heavy mineral samples from the Seahorse and Starfish claims in the CH project areas, south and west of Lac de Gras. These samples are being flown out and will be delivered for processing. This brings to 455 the number of heavy mineral samples collected year to date on 100% GGL-owned properties. A total of 550 geochemical soil samples have also been collected as part of this year's exploration program.

As noted in the second quarter report released in July, since January, crews have completed ground geophysical surveys and lake sediment sampling on three potential targets, which have since been confirmed as future drill targets. One of these targets is scheduled for drilling this year. The Company expects a total of four kimberlite targets will be drilled in August/September of this year.

As a result of the $2.67 million of exploration in 2000 – 2001, the Company has also identified kimberlite indicator mineral trains that will be slated for exploration, target selection and drilling in 2003. Based on information in its extensive computerized date set, the Company has continued staking claims that have the potential to host diamondiferous kimberlites, with the most recent acquisition in June of this year. The most recently acquired claims will be part of the 2003 exploration program, with the potential to produce drill targets for 2004. The total acreage owned outright by the Company on its various diamond projects is now in excess of 400,000 acres.

Section 84 Judicial review process
– Doyle Lake LA 26-30, Easy 1 – 3

In the continuing legal proceedings regarding sections of the Doyle Lake property, the Minister of Indian Affairs and Northern Development has appointed a tribunal to deal with the matter. The tribunal has set October 15, 2002 as the date by which the parties are to make submissions and replies. We are hopeful that the decision of the tribunal will be forthcoming by the end of the year.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac, President

For more information or to be included on our email list for the latest news, please check our web site at www.ggldiamond.com.
If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.